Domtar Corporation 395, Boulevard de Maisonneuve, Ouest Montréal QC H3A 1L6 Tél. : (514) 848-5555	Domtar Corporation 395 de Maisonneuve Blvd. West Montreal, QC H3A 1L6 Tel.: (514) 848-5555

BY EMAIL AND OVERNIGHT COURIER

Karl Hiller

Branch Chief

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

July 13, 2017

Re:	Domtar Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 24, 2017
Response to SEC Letter Dated June 29, 2017
SEC file reference no. 1-33164

Dear Mr. Hiller,

We have reviewed your comment letter, dated June 29, 2017, with respect to our filing referred to above. Please find below our responses to your comments. For the convenience of the Staff, we have restated in this response letter each of the comments in the comment letter and numbered each of the responses to correspond with the numbers of the comments in the comment letter.

Form 10-K for the Fiscal Year ended December 31, 2016

Business, page 4

Personal Care, page 10

1.	We note your disclosure stating that you operate six manufacturing facilities, with each having the ability to produce multiple product categories. Please expand your disclosure to include more details about the operations of your Personal Care Segment, including the production capacity, production volume and categories of products manufactured for each manufacturing facility, similar to your disclosure about the operations of your Pulp and Paper segment on pages 6-9.

Refer to the guidance in Regulation S-K Item 102 and Instructions 1 and 2 to Item 102.

www.domtar.com

1. Domtar Corporation Response:

The Personal Care segment represents 18% of the consolidated sales and 13.5% of the consolidated operating income of Domtar Corporation for the year ended December 31, 2016. The Personal Care segment has manufacturing operations in 4 locations in the U.S. and 2 locations in Europe (see Item 2 Properties).

We are largest manufacturer of uncoated freesheet paper in North America, and production capacity is a significant disclosure for this segment that may be material to investors to understand our Pulp and Paper segment sales and operating income.

Because Personal Care manufacturing equipment costs a small fraction of the cost of a pulp and paper machine and related equipment – both in initial investment and operating costs, we have not considered Personal Care segment disclosure related to production capacity, production volume and categories of products manufactured for each manufacturing facility to be important to a reader to their understanding of our business. Further, we have not determined that given our conclusion that production capacity was a significant disclosure for the understanding of our Pulp and Paper segment (representing over 80% of the consolidated sales of Domtar Corporation) that we automatically needed to do the same disclosure for the Personal Care segment. These are stand-alone decisions for each of our very different reportable segments.

In preparing our disclosure, we have reviewed the disclosure of other SEC registrants producing the same or similar products as the ones manufactured in our Personal Care segment and noted that production capacity and volume are not indicators that are commonly used in the industry.

As such, we respectfully submit that we do not believe that production capacity, production volume and categories of products manufactured for each manufacturing facility within the Personal Care segment are material to investors to understand our Personal Care segment sales and operating income. Lastly, we generally would not prefer to provide information about our operations to competitors unless necessary for the protection of investors.

Financial Statements

Note 24 – Segment Disclosures, page 118

2.	We note from your disclosures in the Business section that you have several product categories within each of your two reportable segments. For example, within your pulp and paper reportable segment, you distinguish pulp from paper, and you further describe various paper categories on pages 8 and 9. Similarly, within your personal care reportable segment, you describe various adult and infant hygiene product categories on page 12. Please expand your disclosure under this heading to present, for each period presented, sales revenues for each product or group of similar products to comply with FASB ASC 280-10-50-40.

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Additionally, please expand your MD&A disclosures on pages 29 to 31 to enhance the analysis of net sales by providing quantification of changes due to volumes and prices at the product category levels if such information is available, and clarifying the extent to which specific product categories or mix significantly affected the changes to your results of operations. Also describe any known trends, events or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your net sales or operating income. Refer to the guidance in Regulation S-K Item 303(a)(3).

2. Domtar Corporation Response:

In future 10-Q and 10-K filings we will provide the following disaggregation of revenues in the Segment Disclosures note: paper, market pulp, absorbent hygiene products and other. We believe this would provide a meaningful disaggregation of revenues into the groups of products with the most similar economic characteristics.

With regards to MD&A disclosures, our current disclosures encompass price and volume analysis at the consolidated and segment levels as well as the segment analysis that provides further analysis of paper price and volume as well as pulp price and volume. Within the paper category it is our opinion that the economic characteristics are similar to warrant analyzing these sales all together instead of analyzing at the communication paper, specialty and packaging paper level or at some further detailed level.

We have analyzed Personal Care overall as the segment represents 18% of consolidated sales. Adult incontinence product sales represents 61% of the Personal Care segment sales (or $559 million) while infant product sales represents 29% of Personal Care segment sales (or $266 million) and only 5% of the consolidated sales. Given the size of these infant product sales and their overall impact on profitability to Domtar Corporation, we determined it was not significant disclosure to analyze our sales and operating income separately to the level of detail of adult incontinence and infant products and we believe it is more appropriate to analyze the Personal Care segment in aggregate.

With regards to known trends, events or uncertainties, our Forward Looking Information and Risk section clearly indicates the important ongoing trend in the paper industry, that is, the decline in demand for our paper products. Specifically, we note “continued decline in usage of fine paper products in our core North American market”… “…the Company is experiencing ongoing decreasing demand for most of its existing paper products. As the use of the alternatives to paper grows, demand for paper products is likely to decline further. Declines in demand for our paper products may adversely affect the Company’s business, results of operations and financial position”. We also have a section in our MD&A entitled “Outlook” where we disclose what we anticipate in the current year. For the Personal Care segment our business section outlines some of the industry dynamics including trends, events and uncertainties.

In future 10-Q and 10-K filings we will expand our disclosures within our MD&A to incorporate these overarching trends, events and uncertainties.

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Please contact the undersigned at 514-848-5234 should you require further information or have any questions.

Very truly yours,

/s/ Daniel Buron

Daniel Buron

Senior Vice President and Chief Financial Officer

cc:	John D. Williams, President and Chief Executive Officer

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